Computershare Trust Company of Canada 510 Burrard Street, 3rd floor Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

July 26, 2006

Dear Sirs:        All applicable Exchanges and Commissions

Subject:           CREAM MINERALS LTD

We advise the following with respect to the upcoming Meeting of Shareholders for the subject

Corporation:

1.    Meeting Type                                                                      : Annual General Meeting

2.    CUSIP/Class of Security entitled to receive notification         : 225263508/CA2252635081/COMMON

3.    CUSIP/Class of Security entitled to vote                               : 225263508/CA2252635081/COMMON

4.    Record Date for Notice                                                       : 11/Aug/2006

5.    Record date for Voting                                                        : 11/Aug/2006

6.    Beneficial Ownership determination date                               : 11/Aug/2006

7.    Meeting Date                                                                      : 20/Sep/2006

8.   Meeting Location                                                                 : Vancouver, BC

Yours Truly

Brian Kim
Meeting Specialist
Client Services Department Tel: 604.661.9400 Ext 4139

Fax: 604.661.9401